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                                                                     EXHIBIT 1.1



          ARTEMIS S.A.                            ARES MANAGEMENT, L.P.
5, Boulevard de Latour Maubourg            1999 Avenue of the Stars, Suite 1900
          75007 Paris                         Los Angeles, California 90067
             FRANCE


                                                                   June 27, 2002

CONFIDENTIAL

Board of Directors
Samsonite Corporation
11200 East 45th Avenue
Denver, CO  80239

Ladies and Gentlemen:

     Responding to the request of the board of directors of Samsonite Corporation (the "Company"), Ares Management, L.P. (together with certain of its affiliates, "Ares") and Artemis S.A. (together with certain of its affiliates, "Artemis") are pleased to provide you with the following joint proposal for a recapitalization transaction on the terms and subject to the conditions set forth below (the "Recapitalization"). This joint Recapitalization proposal replaces the separate proposals that Ares and Artemis each made last month.

     As you know, the Company's existing 13 7/8% Senior Redeemable Exchangeable Preferred Stock (the "Existing Preferred Stock") is currently accruing non-cash dividends at a rate per annum of 13 7/8% and is scheduled to pay cash dividends on a quarterly basis after June 15, 2003. The dividend rate on the Existing Preferred Stock will increase to a default rate of 15 7/8% per annum if the Company is unable to pay cash dividends thereon beginning on June 15, 2003. The increasing liquidation preference of the Existing Preferred Stock and impending default on cash dividend payments is (i) hindering the Company's ability to appropriately refinance its existing senior credit facility and attract new capital, (ii) eroding common shareholder value and (iii) reducing the effectiveness of the management stock option and incentive award plan. In addition, the Company has significant debt service obligations with respect to its outstanding 10 3/4% Senior Subordinated Notes due 2008 (the "Notes").

     Accordingly, we propose that the Company undertake to effect the Recapitalization through a series of transactions that will eliminate the problems resulting from the increasing liquidation preference of, and impending default on, the Existing Preferred Stock and reduce the Company's total leverage. The Recapitalization would consist primarily of the following steps:

          1. We and our co-investors (collectively, the "Investors") would invest a total of $160 million in shares of a new series of voting convertible preferred stock of the Company

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     (the "New Preferred Stock") with an aggregate liquidation preference of
     $160 million. The New Preferred Stock would represent a majority of the voting power of the Company's capital stock.

          2. ING Barings Limited would provide $200 million of new debt financing in the form of a $125 million term loan and a $75 million revolving credit facility, which would provide liquidity and permit the Company to refinance the existing credit facility. ING Barings has made a proposal to us to provide a firmly underwritten commitment for that financing.

          3. The Company would make a tender or exchange offer for its outstanding Notes that will have the effect of retiring for cash 40% to 50% of the outstanding Notes at a significant discount to face value. We believe that the implementation of the proposed Recapitalization can be effected in a manner that does not give rise to an obligation of the Company to make a change of control offer with respect to Notes that remain outstanding following the consummation of the Recapitalization.

          4. The Company would obtain the approval of the holders of the Existing Preferred Stock (i) to convert 30% to 40% of the Existing Preferred Stock into the right to receive cash at a per share price representing a significant discount to liquidation preference, (ii) to convert the remaining Existing Preferred Stock into a number of shares of common stock of the Company ("Common Stock") equal to the liquidation preference as of June 15, 2002 divided by the conversion price of $1.00 per share (holders of Existing Preferred Stock would be permitted to elect between the cash and common stock alternatives, subject to proration) and
     (iii) to terminate the warrants to purchase Common Stock initially issued in connection with the issuance and sale of the Existing Preferred Stock.

          This proposed Recapitalization is subject to the conditions set forth in Annex A, completion of, and satisfaction with, due diligence and negotiation of the definitive agreements and other documentation necessary to effect the Recapitalization. We are prepared to work with you on an exclusive basis over the next 60 days in order to complete these actions. We look forward to starting this process as soon as possible. Other points for you to consider:

               A. New Preferred Stock Structure and Terms. The structure and material terms and conditions of the New Preferred Stock investment are set forth in Annex A.

               B. Definitive Documents. Our proposal is made subject to the execution of definitive documentation. The definitive documents governing the Recapitalization will include terms and conditions typical for transactions of this type, including customary representations and warranties, the receipt of the necessary third party debt financing, the receipt of all necessary governmental and third party consents and approvals and a $10 million break up fee payable by the Company to Ares and Artemis upon customary triggers.

               C. Due Diligence. We and our respective advisors will require the opportunity to conduct business due diligence consisting of a market research study and reviews of the



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          Company's major accounting policies, quality of earnings, balance sheet and off-balance sheet liabilities, tax and pension obligations, management information systems and insurance coverage, as well as legal due diligence covering potential environmental liabilities, outstanding litigation, major contracts and other customary areas in order to provide a definitive and binding proposal. We would of course agree to keep information obtained through our due diligence confidential and are prepared to enter into a customary confidentiality agreement (with no standstill provisions) toward that end.

               D. Exclusivity. By countersigning this letter, the Company agrees that for the sixty calendar day period beginning on the date of such countersignature (as the same may be extended, the "Exclusivity Period"), the Company will not directly or indirectly (i) solicit, negotiate, encourage or discuss with any third party (or continue any current solicitations, negotiations or discussions concerning) a Competing Transaction (as defined below), (ii) furnish non-public Company information to any third party or any representative thereof or (iii) permit any of its directors, officers, partners, advisors, agents, representatives or employees to do any of the foregoing. The Company will promptly disclose to Ares and Artemis the terms of any proposal or inquiry that it or its representatives may receive concerning any possible or proposed Competing Transaction and the identity of the person(s) making such proposal or inquiry. For the purposes of this letter, "Competing Transaction" shall mean a transaction with any person other than one involving both Ares and Artemis, and/or the respective affiliates and representatives of each of them, involving the direct or indirect sale of, or retirement or repurchase of, 10% or more of the equity or voting interests (on a direct or convertible basis) of the Company, 10% or more of the Company's business or assets (based on market value), any merger, consolidation or recapitalization directly or indirectly involving the Company, or any similar transaction.

               E. Expenses/Fees. The Company agrees to reimburse the Investors for all out-of-pocket costs and expenses incurred by them with respect to the Recapitalization, including out-of-pocket costs and expenses incurred by ING Barings Limited and reimbursed by the Investors in connection with its financing of the Recapitalization, and other legal, consulting and advisory fees up to an aggregate maximum of $3,500,000. Such reimbursement will be paid whether or not the Recapitalization occurs or a definitive transaction agreement is entered into and will be payable on the earlier of (i) the execution of definitive documentation relating to a Recapitalization and (ii) the expiration of the Exclusivity Period. At the closing of the Recapitalization, the Company will pay to Ares and Artemis an aggregate restructuring fee of $2,000,000, which amount shall be in addition to any costs and expenses reimbursed by the Company pursuant to the provisions of this paragraph.

               F. Process. We are submitting this proposal with the expectation that we can finalize any remaining due diligence and complete definitive documentation relating to the transaction by the end of the Exclusivity Period. By signing below, you represent that the Company's Board of Directors, with the approval of a majority of the directors of the Company not designated by Artemis or by a special committee of directors that you may have established for the purpose of considering recapitalization proposals, has approved the execution of this letter, and you and we agree to work together exclusively to reach definitive agreements, subject to the terms and conditions set forth in this letter, and to honor the provisions of paragraphs D and E of this letter. During the Exclusivity Period, we would expect that each of us would devote substantial time and resources to providing and

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          analyzing any information reasonably required by the other and to finalizing the requisite documentation.

               G. Miscellaneous. This agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws provisions thereof and may be amended, modified or waived only by a separate writing executed by each of the parties hereto. This agreement may be executed in two or more counterparts, all of which taken together will constitute one binding agreement. As used in this agreement, the term "person" will be broadly interpreted to include any individual, corporation, partnership or other legal or other body or entity. Each of the parties hereto agrees that any action or proceeding based hereon shall be brought and maintained exclusively in the courts of the State of New York located in the city and county of New York or in the United States District Court for the Southern District of New York. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the foregoing courts for the purpose of any such action or proceeding and irrevocably agrees to be bound by any judgment rendered thereby in connection with such action or proceeding. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such action or proceeding brought in any of the foregoing courts and any claim that any such action or proceeding has been brought in an inconvenient forum.

     Paragraphs D, E, F (second sentence only) and G of this letter are intended to be, and shall become binding upon Ares, Artemis and, upon the execution of this letter by the Company, the Company, but the terms and conditions regarding the proposed Recapitalization in the other paragraphs and in Annex A shall not be binding upon the parties and do not constitute an offer capable of acceptance. The parties shall have no legal obligation to engage in or consummate the Recapitalization unless and until the parties enter definitive agreements relating thereto, and no party shall have any liability for failure to enter into any such definitive agreements.

     Our proposal, and our offer to commence exclusive negotiations, will terminate at 5:00 p.m. (New York time) on July 10, 2002, unless the Company countersigns this letter and returns a copy to us before such time.

     We and our respective counsel are prepared to move forward immediately to finalize the definitive terms of the Recapitalization, and we look forward to working with you to complete the Recapitalization as promptly as possible. If you have any questions about our proposal, please do not hesitate to call Bernard Attal of Artemis at (212) 808-0081 or Eric Beckman of Ares at (310) 201-4100. You may also contact David A. Katz and Mark Gordon of Wachtell, Lipton, Rosen & Katz, at (212) 403-1000. We look forward to working with you toward a successful transaction.

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                                      Very truly yours,


ARTEMIS S.A.                               ARES MANAGEMENT, L.P.

By: /s/ Francois-Henri Pinault             By: /s/ Eric Beckman
    ------------------------------             ------------------------------
    Name: Francois-Henri Pinault               Name: Eric Beckman
    Title:                                     Title:




Agreed and accepted on behalf of
SAMSONITE CORPORATION


By:
    ------------------------------
    Name:
    Title:




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                                     ANNEX A

                        OVERVIEW OF TERMS AND CONDITIONS

New Preferred Stock       A new series of voting convertible preferred stock
                          issued by the Company

Amount                    $160 million

Investment Amount         $1,000 per share

Liquidation Preference    Upon liquidation of the Company, holders of New
                          Preferred Stock will be entitled to receive an amount equal to the greater of (i) $1,000 per share of New
                          Preferred Stock plus any accreted and accrued and unpaid dividends thereon and (ii) the amount that would have been received by the holders of New
                          Preferred Stock had such New Preferred Stock been converted into Common Stock immediately prior to the liquidation.

Dividends                 Holders of the New Preferred Stock shall be entitled
                          to receive cumulative dividends as follows:

                          o   Through the fifth anniversary of the
                              issuance of the New Preferred Stock (the
                              "Initial Period"), payable only through
                              accretion of the liquidation preference
                              at the annual rate of 6%, compounded
                              quarterly;

                          o From the fifth anniversary to the eighth anniversary of the issuance of the New Preferred Stock, dividends shall be paid quarterly in cash at an annual rate of 6% of the accreted liquidation preference of the New Preferred Stock;

                          o From the eighth anniversary to the tenth anniversary of the issuance of the New Preferred Stock, dividends shall be paid quarterly in cash at an annual rate of 12% of the accreted liquidation preference of the New Preferred Stock; and

                          o   Following the tenth anniversary of the
                              issuance of the New Preferred Stock,
                              dividends shall be paid quarterly in
                              cash at an annual rate of 15% of the
                              accreted liquidation preference of the
                              New Preferred Stock.

                          Following the Initial Period, dividends not paid in cash will accrue at the applicable rate (i.e., 6%, 12% or 15%) plus a penalty rate.

                          Upon a Change of Control, a Qualified Listing or a Qualified Recapitalization (as each of those terms are defined below) during the

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                          Initial Period, all dividends for the remainder of the
                          Initial Period shall be accelerated and paid as an increase in liquidation preference. In addition, the New Preferred Stock shall be entitled to participate on an as-converted basis in any dividends or distributions paid on the Common Stock.

Conversion Price          $0.45 per share, subject to customary anti-dilution
                          adjustment and indemnification provisions.

Ranking Senior to each class of the Company's capital stock other than any future class that by its terms ranks pari passu.

Optional Redemption       The New Preferred Stock will be redeemable, in whole
                          but not in part, at the option of the Company beginning on the eighth anniversary of issuance at a redemption price equal to the liquidation preference then in effect plus any accrued but unpaid dividends to the date of redemption.

Optional Conversion       Convertible into Common Stock at any time at the
                          option of each holder at the Conversion Price, as adjusted to reflect any accrued but unpaid cash dividends, subject to anti-dilution adjustment and indemnification provisions.

Mandatory Conversion      The New Preferred Stock will mandatorily convert into
                          Common Stock (on the same terms as the optional conversion) upon a Qualified Listing.

Definitions               A "Qualified Listing" is defined as a sale of newly
                          issued Common Stock in one transaction or series of related transactions in which the Company receives aggregate proceeds of not less than $100 million, and at a per share price that is at least 200% of the Conversion Price in effect at the date of such transaction, and which transaction or series of related transactions are effected on one of the European or U.S. markets to be specified in the Investment Agreement for the New Preferred Stock.

                          A "Qualified Recapitalization" is defined as a transaction in which the Company redeems shares of Common Stock and/or pays a dividend, in either case, in excess of $25 million in the aggregate, or any transaction with a similar effect.

                          A "Change of Control" is defined as a transaction in which (i) any unrelated person becomes the beneficial owner of (x) more than 50% of the voting equity of the Company, or (y) more than 35% if such amount then owned is also more than the amount beneficially owned by either Ares or Artemis, (ii) any unrelated person obtains the power to designate a majority of the Board of Directors of the Company or ensure that the Company's affairs are conducted in accordance with the directions of such person or (iii) any merger, consolidation, recapitalization or other significant corporate transaction as a result of which the beneficial owners of the voting equity of the Company immediately before such


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                          transaction do not hold (in the same proportions as
                          they hold before such transaction) at least 60% of the equity interest in the surviving or resulting entity.

Voting Rights             The New Preferred Stock will vote, on an as-converted
                          basis, together with the Common Stock as a single class. In the Recapitalization, the Company's charter will be amended to add supermajority voting provisions that will, in effect, give each of Ares and Artemis veto power regarding specified Company actions.

Board of Directors        The board of directors will consist of 4 directors
                          nominated by Ares, 4 directors nominated by Artemis, and the CEO. Of their respective 4 nominees, Ares and Artemis must each nominate at least one independent director.

Preemptive Rights         The Investors will have customary pre-emptive rights
                          enabling them to maintain their respective proportionate equity and voting interests.

Registration Rights       The Investors shall have unlimited piggy-back
                          registration rights and shall have demand rights customary in number, timing and terms for investments of this nature and magnitude.

Conditions of the         o   Receipt of all requisite securityholder
Investment                    approvals, including approval of the
                              issuance of the New Preferred Stock and
                              any required amendments to the Company's charter;

                          o   Execution of definitive agreements for
                              the Recapitalization, which the Company
                              and the Investors will work in good
                              faith to negotiate, execute and deliver
                              promptly;

                          o   Satisfaction of any conditions relating
                              to ING Baring Limited's funding of the
                              new credit facilities;

                          o   Satisfaction of Ares and Artemis (a)
                              with the balance sheet of the Company
                              pro forma for the Recapitalization, (b)
                              with the ultimate level of ownership
                              attained by the Investors in the
                              Recapitalization and (c) that the
                              Company has not incurred unreasonable
                              transaction fees and expenses;

                          o The Company shall have met its projected performance as set forth in the materials presented by the Company to Ares on April 17, 2002 and there shall have been no material adverse change in the business, assets, results of operations, liabilities, condition
                              (financial or otherwise) or prospects of the Company;

                          o   Customary representations and
                              warranties; and

                          o   Completion of, and satisfaction with,
                              due diligence.